EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

	2011	2010	2009	2008	2007
Earnings
Earnings before income taxes	25,449	18,484	16,402	24,827	13,237
Fixed charges	7,537	5,076	7,247	1,171	1,186

	32,986	23,560	23,649	25,998	14,423
Fixed charges
Interest within rental expense	434	271	258	209	150
Interest expense	7,021	4,753	6,841	962	1,036
Interest on unrecognized tax benefits	82	52	148	—	—

	7537	5,076	7,247	1,171	1,186

Ratio	76.02	86.94	91.75	124.35	96.42